Exhibit 12.1

Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(dollars in thousands)

	2007	2008	2009	2010	2011

Pretax income from continuing operations (1)	$11,519	$9,126	$26,102	$54,888	$27,201
Fixed charges	26,055	24,931	24,338	21,079	29,086
Capitalized Interest	—	(259)	(162)	(34)	—
Distributed income of equity investees	2,400	625	621	—	—

	$39,974	$34,423	$50,899	$75,933	$56,287

Fixed charges:
Interest expense and amortized deferred financing costs	$18,209	$17,395	$16,393	$13,592	$21,665
Estimated interest expense in operating leases	7,846	7,536	7,945	7,487	7,421

Total fixed charges	$26,055	$24,931	$24,338	$21,079	$29,086

Ratio of earnings to fixed charges	1.5	1.4	2.1	3.6	1.9

(1)	Before adjustment for noncontrolling interests in consolidated subsidiaries and income (loss) from equity investees.